UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

FORM N-17f-2

Certificate of Accounting of
Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR
270.17F-2]



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1. Investment Company
Act File Number:

811-06115
Date examination
completed:

March 31, 2009
2. State identification Number:

AL
AK
AZ
AR
CA
CO

CT
DE
DC
FL
GA
HI

ID
IL
IN
IA
KS
KY

LA
ME
MD
MA
MI
MN

MS
MO
MT
NE
NV
NH

NJ
NM
NY
NC
ND
OH

OK
OR
PA
RI
SC
SD

TN
TX
UT
VT
VA
WA

WV
WI
WY
PUERTO RICO

Other (specify):
3. Exact name of investment company as
specified in registration statement:

The Thai Capital Fund, Inc.
4. Address of principal executive office
(number, street, city, state, zip code):

John O?Keefe One Evertrust Plaza 9th Floor,
 Jersey City, NJ 07302


INSTRUCTIONS

This Form must be completed
by investment companies
that have custody of
securities or similar
investments.

Investment Company

1.	All items must be
completed by the investment
company.

2.	Give this Form to the
independent public
accountant who, in
compliance with Rule 17f-
2 under the Act and
 	applicable state law,
examines securities and
similar investments in the
custody of the investment
company.

Accountant

3.	Submit this Form to the
Securities and Exchange
Commission and appropriate
state securities
administrators
	when filing the
certificate of accounting
required by Rule 17f-2
under the Act and
applicable state law.
	File the original and one
copy with the Securities
and Exchange Commission's
principal office in
Washington,
	D.C., one copy with the
regional office for the
region in which the
investment company's
principal business
	operations are conducted,
and one copy with the
appropriate state
administrator(s), if
applicable.

THIS FORM MUST BE GIVEN TO
YOUR INDEPENDENT PUBLIC
ACCOUNTANT
SEC 2198 (11-91)